Exhibit 99.6

Actions (Zhuhai) Employee Stock Ownership Incentive Plan

Actions (Zhuhai) Technology Co., Ltd.

Employee Stock Ownership Incentive Plan

February 2015

Actions (Zhuhai) Employee Stock Ownership Incentive Plan

Table of Contents

Chapter I Definitions	1

Chapter II General Provisions	3

Chapter III Basis for Determination and Scope of the Grantees	4

Chapter IV Number of Award	4

Chapter V Term of the ESOIP, Grant Date, Vesting and Exercise of Award	5

Chapter VI Exercise Price of the Award or Determination thereof	5

Chapter VII Transfer and Repurchase of the Awards and Underlying Shares	6

Chapter VIII Adjustment Methods and Procedures for ESOIP	7

Chapter IX Procedures for the Company to Grant an Award and for the Grantee to Exercise an Award	8

Chapter X Respective Rights and Obligations of the Company and the Grantee	8

Chapter XI Treatment under Special Circumstances	9

Chapter XII Supplementary Provisions	11

Actions (Zhuhai) Employee Stock Ownership Incentive Plan

Chapter I Definitions

In this Plan, the following terms or abbreviations, unless otherwise specified, shall have the following meaning:

Actions, this Company, the Company	Means	Actions (Zhuhai) Technology Co., Ltd.
Affiliate	Means	Any other entity which controls or is controlled by or is under common control with the Company directly or indirectly through one or more intermediaries.
Shareholder	Means	The shareholder of this Company, i.e., Actions Semiconductor Co., Ltd. (Zhuhai)
Board	Means	The Board of Directors of this Company
Parent Board	Means	The Board of Directors of Actions Semiconductor Co., Ltd.
Senior Officers	Means	The personnel hired by the Company to take managerial responsibilities at the Company, including presidents, vice presidents, secretary of the Board, or to the extent the Board does not exist, the Parent Board, general managers of subsidiaries, heads of marketing, business, R&D, manufacturing and finance, etc.
ESOIP, the Incentive Plan, this Plan	Means	The Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd.
Registered Capital	Means	The registered capital of the Company is set to US$75,000,000 when completion of the registration application to Government.
Virtualized Share	Means	Each Virtualized Share represents one RMB Yuan in the Registered Capital, in the form of partnership interest or shares, as applicable, of the Shareholding Platform. The net value of each Virtualized Share equals the result of the value of the net assets of the Company divided by the total number of the Virtualized Shares.
Share Option, Option	Means	The option granted by the Company to the Grantee to acquire Virtualized Shares within a certain period of time in the future at a pre-determined price and subject to the pre-determined conditions so as to indirectly hold a certain number of the equity interests of this Company.
Restricted Shares	Means	A certain number of Virtualized Shares, the transfer of which are subject to certain restrictions, granted by the Company to the Grantee in accordance with the conditions as set forth herein so as to allow the Grantee to indirectly hold a certain number of the equity interests of this Company.

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Award	Means	A certain number of the Share Option or Restricted Shares granted by the Company to the Grantee in accordance with the conditions as set forth herein.
Shareholding Platform	Means	One or more entities established to hold equity interests of the Company under the ESOIP.
Grantee	Means	The directors, Senior Officers, personnel in marketing, business, R&D departments and at other key positions of the Company and consultants of the Company and its affiliates who are granted an Award under the ESOIP.
Grant Date	Means	The date on which the Board, or to the extent the Board does not exist, the Parent Board, approved a grant of Award.
Exercise	Means

(1) the Grantee’s acquisition of the partnership interests or shares, as applicable, of the Shareholding Platform at the pre-determined price and with the pre-determined conditions during the Exercise Term of the granted Share Option as set forth in Article 15 of this Plan; or

(2) the Grantee’s acceptance of the Restricted Shares.

Performance Criteria for Grant of the Restricted Shares	Means	The performance criteria for grant of the Restricted Shares determined by the Board, or to the extent the Board does not exist, the Parent Board, based on the performance of the Company during the term hereof.
Option Term	Means	The period of time from the Grant Date of a Share Option till the expiration of the Share Option. The Option Term of the Share Option granted hereunder is ten years.
Exercise Term	Means	The term during which the Grantee is allowed to exercise the Award as set forth under Article 15.
Exercise Price	Means	The price determined by the Board, or to the extent the Board does not exist, the Parent Board, for the Grantee to exercise the Award to acquire partnership interests or shares, as applicable, of the Shareholding Platform.
Company Law	Means	The Company Law of the People’s Republic of China.
Articles Of Association	Means	The Articles Of Association of the Company.
Yuan	Means	Renminbi Yuan.

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Chapter II General Provisions

Article 1:	With a view to further improving the governance structure of the Company, refining the incentive system thereof, enhancing the responsibility and sense of mission of the management team and key business staff to achieve the sustainable healthy development, and ensuring the achievement of the development goals, Actions (Zhuhai) Technology Co., Ltd. (hereinafter referred to as “Actions” or “the Company”) develops the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd. in accordance with the Company Law and other relevant laws, regulations and the Articles of Association of the Company.

Article 2:	This Plan will be implemented upon review by the general manager of the Company and approval by the Shareholder thereof.

Article 3:	The basic principles of this Plan are

1.	Fairness, justice and openness;

2.	Combination of incentive and constraints;

3.	Consistency of the interests of the Shareholder and that of the professional management team to promote the sustainable development of the Company; and

4.	Maintenance of the Shareholder’s rights and interests to bring the Shareholder with more efficient and sustainable returns.

Article 4:	Objectives of this Plan are

1.	Advocating the value-creation-oriented performance culture, and building a profit sharing and mutual constrain system between the shareholder and professional management team;

2.	Motivating sustainable value creation, and ensuring the long-term stable development of the Company;

3.	Balancing the short-term and long-term goals of the management team; and

4.	Maintaining the stability of the management team and key business staff.

Chapter III Basis for Determination and Scope of the Grantees

Article 5:	Basis for Determination of the Grantees

1.	The legal basis for determination of the Grantees: the Grantees of this Plan are determined in accordance with the relevant provisions as set forth in the Company Law and other relevant laws, administrative regulations, and the Articles of Association of the Company, in combination with the actual situation of the Company.

2.	The position basis for determination of the Grantees: the Grantees of this Plan are directors, Senior Officers and key business staff with direct impacts on or outstanding contributions to the overall performance and sustainable development of the Company who are currently on the payroll of the Company or its Affiliate.

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Article 6:	The Grantees of this ESOIP are:

1.	Directors

2.	Senior Officers

3.	Personnel at key positions, and

4.	Consultants

Article 7:	Notwithstanding the forgoing provisions as set forth under Article 6, those who may not take the position of director, supervisor or senior officer as provided under Article 146 of the Company Law shall not become the Grantees of this Plan. Each Grantee covenants that during the implementation of this Plan, in the event that any circumstances as provided in Article 146 of the Company Law occur and cause such Grantee to be disqualified as a director, supervisor or senior officer, the Grantee will waive the right to participate in this Plan without any compensation, and any unvested and vested but not exercised Share Option shall be cancelled immediately upon occurrence of any such circumstances.

Article 8:	The specific list of the Grantees for each fiscal year within the term hereof shall be developed by the general manager of the Company and approved by the Board, or to the extent the Board does not exist, the Parent Board.

Chapter IV Number of Award

Article 9:	Number of Award and Incentive Basis

The Shareholder of the Company intends to establish one or more Shareholding Platforms to hold approximately 15% of registered capital of the Company so as to implement the Incentive Plan. The Grantees will acquire Virtualized Shares upon Exercise of their Awards.

Article 10:	Under each Share Option, the Grantee has the right to purchase such number of Virtualized Shares at the pre-determined Exercise Price in accordance with the exercise conditions within the Exercise Term. Each Restricted Share corresponds to one Virtualized Share free of charge upon Exercise.

Chapter V Term of the ESOIP, Grant Date, Vesting and Exercise of Award

Article 11:	Term of the ESOIP

The term of this ESOIP is Ten years, commencing from the date when this Plan is approved by the Shareholder.

Article 12:	Grant Date

The terms of an Award, including but not limited to the identity of the Grantees, the amount of underlying Virtualized Shares, the Exercise Price, the Option Term, Vesting Conditions and the Exercise Term shall be approved by the Board, or to the extent the Board does not exist, the Parent Board, in accordance with the relevant provisions as set forth herein. The Grant Date of a given Award shall be the date when such grant is approved by the Board, or to the extent the Board does not exist, the Parent Board.

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Article 13:	Vesting

After the grant of the Share Options, the Grantees may have the right to exercise the Share Options in accordance with the relevant provision as set forth herein when the vesting conditions as set forth herein are satisfied.

With respect to the Restricted Shares, the Grantees may have the right to exercise and acquire corresponding partnership interest or shares, as applicable, of the Shareholding Platform, in accordance with the provisions as set forth herein since the Grant Date.

Article 14:	Vesting Conditions for the Share Options

The Board, or to the extent the Board does not exist, the Parent Board, shall determine the vesting conditions for the Share Options subject to the continuous service of the Grantee at the Company or its Affiliate.

Article 15:	Exercise of Awards

The Grantees may exercise the Share Options during the Option Term in accordance with the Vesting Conditions, subject to the continuous service of the Grantees at the Company or its Affiliate except for the circumstances provided under Article 18 and Article 35.2 of this Plan. The time period during which the Share Options can be exercised is the Exercise Term. Options which are not vested during the Option Term due to the failure of meeting the Vesting Conditions, or the Share Options which are not exercised upon the expiration of the Exercise Term shall be cancelled immediately, and shall be repossessed by the Company or the Shareholding Platform free of charge and deregistered.

After the receipt of the Restricted Shares, the Grantees may exercise within the term as set forth in the Award Grant Notice; however such Exercise shall be subject to the continuous service of the Grantees at the Company or its Affiliate, except for the circumstances provided under Article 18 and Article 35.2 of this Plan. If the labor contract or employment contract with the Company or its Affiliate of a Grantee is terminated prior to the Exercise, any outstanding but unexercised Restricted Shares shall be automatically cancelled.

Chapter VI Exercise Price of the Award or Determination thereof

Article 16:	The Exercise Price of the Awards shall be determined by the Board, or to the extent the Board does not exist, the Parent Board, in accordance with the following principles:

1.	Purchase price of the Restricted Share: zero;

2.	Exercise Price of the Share Option: price determined by the Board, or to the extent the Board does not exist, the Parent Board, in reference to the net assets of the Company when such Share Option is granted.

Article 17:	Adjustment of the Exercise Price of the Share Option

During the Option Term of a Share Option, if the number or value of the Virtualized Shares of the Company changes as a result of conversion of capital reserves into registered capital, issuance of bonus equity, merger, increase in registered capital, etc., the Exercise Price will be adjusted by the Board, or to the extent the Board does not exist, the Parent Board, in accordance with the relevant provisions as set forth herein.

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Chapter VII Transfer and Repurchase of the Awards and Underlying Shares

Article 18:	Transferability of the Awards

Any Award hereunder may not be sold, pledged, assigned, charged, transferred or otherwise disposed of except for by a will or under succession laws, and may only be exercised by the Grantee during his/her lifetime, subject to Article 16 hereof. After the death of the Grantee and subject to Article 35.2 of this Plan, the Award may be exercised by the following persons: (a) one or more beneficiaries designated by the deceased Grantee; or (b) in case of lack of duly designated beneficiaries, the statutory agent of the Grantee or any person who has the right in accordance with the will of the deceased Grantee or the then applicable succession and allocation laws. The terms and conditions hereof are binding on the will executor, will manager, successor and assignee of the Grantee.

Article 19:	Prohibition of Award Transfer after Exercise and Right of First Offer of the Company

No shares or partnership interests of the Shareholding Platform, as applicable, obtained by the Grantee upon the Exercise can be sold, charged, encumbered or otherwise transferred to any third party without the prior written consent of the Company. If the Company agrees on a transfer, the Shareholding Platform or the shareholder or partner of the Shareholding Platform designated by the Company shall have the right of first offer with respect to the forgoing shares or partnership interests of the Shareholding Platform, as applicable, to be transferred by the Grantee under the same conditions.

Article 20:	Right of Repurchase of the Company

In case of any of the following circumstances, the Shareholding Platform or the shareholder or partner of the Shareholding Platform designated by the Company shall have the right to repurchase from the Grantee all or any part of his/her Option or the shares or partnership interests of the Shareholding Platform held the Grantee (hereinafter referred to as “Right of Repurchase”) :

1.	The labor contract or employment contract of the Grantee with the Company (including its Affiliate) is terminated;

2.	The Board, or to the extent the Board does not exist, the Parent Board, decides to reorganize the capital structure of the Company for the purpose of a public listing;

3.	The Board, or to the extent the Board does not exist, the Parent Board, approves a merger and acquisition of the Company, which will result in a change of control of employment unit of the Grantee.

Article 21:	Exercise of the Right of Repurchase

The Right of Repurchase may be exercised by the Company by a written notice to the relevant Grantee at any time within (i) ninety (90) days after the termination date of the labor contract or employment contract; or (ii) sixty (60) days after the Board, or to the extent the Board does not exist, the Parent Board, approves the reorganization or merger and acquisition as set forth in Article 20 above (the “Repurchase Term”). After receipt of the repurchase notice, the Grantee shall sign relevant legal documents with the Company or the Shareholding Platform (or the partner thereof designated by the Company) as soon as possible to complete necessary amendment registration in terms of the repurchased shares or partnership interests, as applicable. If the Grantee refuses to provide necessary cooperation to implement the above mentioned repurchase after receiving the reminder from the Company, the Shareholding Platform may unilaterally cancel the partnership interests or shares, as applicable, and any underlying rights held by such Grantee in the Shareholding Platform to the extent permitted by law, under which circumstance, the Company may pay the economic compensation arising from the repurchase to the Grantee or deposit it in a third party escrow account.

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Article 22:	Price of Repurchase

In case that the Company exercises the Right of Repurchase as a result of reorganization for listing or a merger, the price of repurchase shall be determined based on the market value of the Company when the Company exercises the Right of Repurchase; notwithstanding the foregoing, in case that the Company exercises the Right of Repurchase as a result of a merger and the surviving company of the merger or the shareholder of the surviving company provides the Grantee with a similar new ESOIP, such repurchase shall be conducted without any consideration; in case that the Company exercises the Right of Repurchase as a result of termination of the labor contract or employment contract of a Grantee, the price of repurchase shall be determined in reference to the specific reason why the Grantee terminates the labor contract or employment contract and the value of the net assets of the Company after a specific pricing discount based on actual circumstances as determined by the Board, or to the extent the Board does not exist, the Parent Board. The value of the net assets of the Company shall be determined based on the book value per Virtualized Share of the Company of the latest period as reviewed or audited by the auditor.

Chapter VIII Adjustment Methods and Procedures for ESOIP

Article 23:	Method for Adjusting the Number of Share Option

In the event that a conversion of capital reserves into share capital, issuance of bonus equity, increase of registered capital or other similar circumstances affecting the Share Option occurs before the Exercise, the Board, or to the extent the Board does not exist, the Parent Board, has the right to adjust the number of Share Option accordingly with reference to the following adjustment method:

Q＝Q0 *(1 + n)

Wherein: Q0 stands for the number of the Share Options before the adjustment; n stands for the number of increased registered capital converted from capital reserves per Virtualized Share or the amount of bonus equity issued per Virtualized Share; Q stands for the number of the Share Options after the adjustment.

Article 24:	Method for Adjusting the Exercise Price

In the event of that a distribution of dividends, a conversion of capital reserves into share capital, issuance of bonus equity, increase of registered capital or other similar circumstances affecting the Share Option occurs before the Exercise, the Board, or to the extent the Board does not exist, the Parent Board, has the right to adjust the Exercise Price accordingly with reference to the following method:

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P＝P0 ÷ (1＋n)

Wherein: P0 stands for the Exercise Price before the adjustment; n stands for the number of increased registered capital converted from capital reserves per Virtualized share or the number of bonus equity issued per Virtualized Share; P stands for the Exercise Price after the adjustment.

Article 25:	If any other event that affects the number of the Share Options or the Exercise Price occurs, the Board, or to the extent the Board does not exist, the Parent Board, shall have the right to adjust the number of the Share Options or the Exercise Price accordingly.

Chapter IX Procedures for the Company to Grant an Award and for the Grantee to Exercise an Award

Article 26:	After this Plan is approved by the Shareholder, the Company may grant Awards to those Grantees as determined in accordance with Article 8 hereof. The Company, the Shareholding Platform and the Grantee shall go through such procedures as notification, grant, registration and announcement, and sign relevant legal documents in accordance with the relevant provisions.

Article 27:	When granting an Award, the Company will issue an Award Grant Notice to the Grantee, and shall sign an Award Agreement with the Grantee to set forth the rights and obligations of the parties. The Award Agreement is also a document evidencing the grant of the Award, and shall set forth the name, ID number, domicile, contact information, serial number, instructions, etc. The Company will prepare an Award list for the ESOIP based on the execution of Award Agreements by the Grantees to record the relevant information.

Article 28:	The Award holder shall, after the Award becomes effective and during the Exercise Term, if he/she intends to exercise his/her Award, submit an application for Exercise to confirm the number and price of the Exercise with the Company, and pay corresponding price (if applicable) to acquire corresponding partnership interests or shares of the Shareholding Platform, as applicable. The application for Exercise shall set forth the number of the Exercise, Exercise price, contact information of the Award holder, etc.

Article 29:	After verifying and confirming the exercise application submitted by the Award holder, the Company shall cause the Shareholding Platform or its partner to issue the shares or transfer corresponding partnership interest to the Award holder in accordance with the number of Award exercised, and go through relevant registration procedures, if applicable.

Chapter X Respective Rights and Obligations of the Company and the Grantee

Article 30:	Rights and Obligations of the Company

1.	The Company has the right to interpret and implement this Plan, to conduct Grantee performance evaluation, and to supervise and review whether the Grantee is still qualified for the Exercise.

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2.	The Company promises that it will not provide the Grantee with any loan or financial aid in any form, including providing security for his/her loan, for the Exercise of an Award in accordance with this Plan.

3.	The Company shall, in accordance with the relevant provisions hereof and as set forth in laws, actively cooperate with the Grantee who meets the conditions for the Exercise in exercising the Awards in accordance with the relevant provisions.

4.	The Company shall have the right to, in accordance with the relevant tax laws, withhold and pay taxes on the relevant funds paid by the Company or the Shareholding Platform (including its partner) to the Grantee in accordance with this Agreement.

5.	Other relevant rights and obligations as specified by laws and regulations.

Article 31:	Rights and Obligations of the Grantee

1.	The Grantee shall perform his or her duties diligently and observe professional ethics in accordance with the position requirements of the Company, so as to make his/her contributions to the development of the Company.

2.	The Grantee may opt to or not to exercise the Awards, and may decide in his or her sole discretion the number of the Exercise to the extent the Award is exercisable.

3.	The Grantee has the right to and shall exercise the Awards in accordance with the provisions hereof, and shall not sell, pledge, hypothecate or otherwise dispose of the shares or partnership interests of the Shareholding Platform that he or she holds after the Exercise in accordance with relevant provisions.

4.	The funds used by the Grantee for the Exercise in accordance with the provisions hereof shall be raised by the Grantee himself or herself.

5.	During the Exercise Term, the Grantee may exercise the Awards at one or more times, provided that the Grantee shall timely submit the application for Exercise to the Company and prepare the price for Exercise.

6.	The Awards granted to the Grantee may not be transferred, pledged or be used to repay any debt.

7.	The income obtained by the Grantee hereunder is subject to individual income tax and other taxes and fees in accordance with applicable tax regulations.

8.	Other relevant rights and obligations as specified by laws and regulations.

Chapter XI Treatment under Special Circumstances

Article 32:	Change in the Largest Shareholder of the Company

In the event of a reorganization or a merger of the Company that results in a change in the largest shareholder of the Company and a change of the employment unit of the Grantee from the Company to the acquiring party, the existing largest shareholder shall stipulate in the merger agreement (or any other agreement leading to the change in the largest shareholder) that the new largest shareholder or the acquiring party shall undertake that this Incentive Plan shall remain unchanged or provide a similar new share incentive plan, as an integral part of the relevant transaction agreements. Notwithstanding the forgoing, upon the consent of the shareholders or partners holding a simple majority of the shares or partnership interests of the Shareholding Platform, the Board, or to the extent the Board does not exist, the Parent Board, may make substantive adjustments to the terms and conditions of this Plan, so as to facilitate the consummation of the foregoing reorganization, merger or other similar transactions.

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Article 33:	In the event of a merger or a spin-off of the Company, the parties concerned shall undertake in the relevant merger or spin-off agreement to continue to implement this Plan or to provide a similar new share incentive plan. Notwithstanding the forgoing, upon the consent of the shareholders or partners holding a simple majority of the shares or partnership interest of the Shareholding Platform, the Board, or to the extent the Board does not exist, the Parent Board, may make substantive adjustments to the terms and conditions of this Plan, so as to promote the consummation of the merger, spin-off or other similar transactions of the Company.

Article 34:	In the event that any of the following circumstances of the Company occur, this Plan shall terminate immediately. Any unvested portion of outstanding Awards shall stop vesting and be cancelled immediately:

1.	The Board, or to the extent the Board does not exist, the Parent Board, approves the reorganization of the Company for the purpose of listing of the Company;

2.	The Board, or to the extent the Board does not exist, the Parent Board, approves a merger of the Company which will result in a change in control of employment entity of the Grantee;

3.	The Company enters into liquidation procedures.

Article 35:	Change in the Personal Circumstance of the Grantee

1.	Under any of the following circumstances, the outstanding Awards of a Grantee (including the unvested Awards and the vested but not exercised Awards) shall be cancelled immediately on the date of occurrence of such circumstance:

(1)	The Grantee is in violation of laws and regulations or internal management rules and regulations of the Company, or dereliction of duty or malpractice as provided in the labor contract, which seriously damages the interests or reputation of the Company;

(2)	The Grantee is in violation of relevant laws or administrative regulations of the state or the Articles of Association of the Company, which causes a significant economic loss to the Company;

(3)	The Company has sufficient evidence to prove that while working in the Company, the Grantee violates laws or disciplines by acceptance or solicitation of a bribe, corruption, theft, divulgence of business or technical secrets, etc., which damages the interests or reputation of the Company and causes a loss to the Company;

(4)	The Grantee unilaterally requests termination or dissolution of the labor contract or employment contract with the Company;

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(5)	Any circumstances under Article 146 of the Company Law occurs and the Grantee is disqualified from taking the the position of the director, supervisor or Senior Officer at the Company;

(6)	Any other circumstances determined by the Board, or to the extent the Board does not exist, the Parent Board.

2.	Under any of the following circumstances, the Grantee has the right to exercise his or her Awards with respect to the portion that has vested but not been exercised, and his or her unvested Awards shall be handled as determined by the Board, or to the extent the Board does not exist, the Parent Board.

(1)	Death or loss of ability to work;

(2)	Retirement;

(3)	Earlier termination of the labor contract or employment contract by reaching a mutual agreement with the Company through negotiation;

(4)	Any other circumstances determined by the Board, or to the extent the Board does not exist, the Parent Board.

3.	Any other circumstances shall be determined by the Board, or to the extent the Board does not exist, the Parent Board, and shall be handled as determined by the Board, or to the extent the Board does not exist, the Parent Board.

Article 36:	Procedures for Adjusting this Plan under Special Circumstances

1.	As the highest authority of the Company, the Shareholder shall be responsible for review and approval of this Plan. The Shareholder authorizes the Board, or to the extent the Board does not exist, the Parent Board, to implement and manage this Plan. Where appropriate, the Board, or to the extent the Board does not exist, the Parent Board, may expressly authorize the management team of the Company to handle part of matters relating to this Plan;

2.	When this Plan needs to be amended, the amendment opinions put forward by the management team of the Company shall be submitted to the Shareholder for approval after such opinions are adopted by the Board, or to the extent the Board does not exist, the Parent Board;

3.	When this Plan is to be earlier terminated, the Board, or to the extent the Board does not exist, the Parent Board, shall request the Shareholder to approve such earlier termination. If the Shareholder approves the earlier termination of this Plan, the Company will cease to grant any Awards in accordance with this Plan. Except as otherwise provided in Article 34 and Article 35 of this Plan, the Awards granted prior to the termination of this Plan shall remain in force and may still be exercised in accordance with this Plan.

Chapter XII Supplementary Provisions

Article 37:	Nothing contained in this Plan shall: (i) confer upon any employee any right with respect to continuation of the employment with the Company or its Affiliate; (ii) interfere in any way with any right which the Company or any Affiliate may have to terminate the employment of an employee at any time in accordance with applicable law; (iii) confer upon any director any right with respect to continuation of such director’s membership on the Board, or to the extent the Board does not exist, the Parent Board,; or (iv) interfere in any way with any right which the Company or any Affiliate may have to terminate a director’s membership on the Board, or to the extent the Board does not exist, the Parent Board, at any time in accordance with applicable law.

Article 38:	This Plan shall be governed by the laws of the People’s Republic of China.

Article 39:	This Plan shall become effective on the date on which it is approved by the Shareholder.

Article 40:	The final right to interpret this Plan shall be vested in the Board, or to the extent the Board does not exist, the Parent Board. The Board, or to the extent the Board does not exist, the Parent Board, has the right to adjust and modify this Plan based on the actual business conditions of the Company, and any adjustment and modification shall become effective after approved by the Shareholder.

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